Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER 2017 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 22, 2017. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter ended September 30, 2017.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 95.4% in Q3 17’ (88.1% in Q3 16’).

•	Commercial off hire days reduced in Q3 17’ by 63% compared to Q3 16’.

•	89% of fleet days secured on period charters for the remainder of 2017, with a total of around $176 million in contracted revenues.

•	Sale of two more of our oldest vessels, the Gas Moxie (1992 built) and the Gas Nirvana (1996 built), both for further trading.

•	Revenues of $38.5 million, an increase of 11.9% compared to Q3 16’

•	Adjusted EBITDA of $15.3 million in Q3 17’ compared to $11.2 million in Q3 16’.

•	Moderate gearing as debt to assets stands at about 40%.

•	Cash in hand of about $41.3 million with operating cash flow of $34.7 million.

Third Quarter 2017 Results:

◾	Revenues for the three months ended September 30, 2017 amounted to $38.5 million, an increase of $4.1 million, or 11.9%, compared to revenues of $34.4 million for the three months ended September 30, 2016, mainly due to increased fleet utilization and an increase in market rates. Since the beginning of the year, market rates of our segment have increased on average in an excess of 10%.

◾	Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2017 were $3.7 million and $15.1 million respectively, compared to $4.0 million and $14.6 million respectively, for the three months ended September 30, 2016. The $0.3 million decrease in voyage expenses was mainly attributed to fewer vessels operating in the spot market leading to lower bunker and port costs. The 3.4% increase in vessels’ operating expenses compared to the same period of 2016 was mostly due to an increase in maintenance costs, an outcome of higher utilization of many older vessels that experienced significant idle days during the previous quarters.

◾	Drydocking costs for the three months ended September 30, 2017 and 2016 were $0.6 million and $1.0 million, respectively. The costs for the third quarter of 2017 corresponded to the drydocking of one vessel, while in the same period of 2016 the Company completed the drydocking of two vessels.

◾	Depreciation for the three months ended September 30, 2017 was $9.8 million, a $0.1 million decrease from $9.9 million for the same period of last year. This decrease was due to the net reduction of two vessels from our fleet.

◾	Included in the third quarter 2017 results were net losses from interest rate derivative instruments of $0.08 million. Interest paid on interest rate derivative instruments amounted to $0.08 million.

◾	The Company realized a $0.07 million loss on sale of two vessels in the three months ended September 30, 2017.

◾	The Company recorded an impairment loss of $3.2 million for four of its oldest vessels, two of which have been classified as held for sale, as of September 30, 2017

◾	As a result of the above, for the three months ended September 30, 2017, the Company reported a net loss of $2.3 million, compared to a net loss of $2.5 million for the three months ended September 30, 2016. The weighted average number of shares for the three months ended September 30, 2017 was 39.8 million. Loss per share, basic and diluted, for the three months ended September 30, 2017 and 2016 amounted to $0.06.

◾	Adjusted net income was $1.1 million or $0.03 per share for the three months ended September 30, 2017 compared to adjusted net loss of $2.4 million or $0.06 per share for the same period of last year.

◾	EBITDA for the three months ended September 30, 2017 amounted to $12.0 million. Reconciliations of Adjusted Net (Loss)/Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

◾	An average of 52.9 vessels were owned by the Company during the three months ended September 30, 2017, compared to 54.0 vessels for the same period of 2016.

Nine Months 2017 Results:

◾	Revenues for the nine months ended September 30, 2017, amounted to $115.9 million, an increase of $9.2 million, or 8.6%, compared to revenues of $106.7 million for the nine months ended September 30, 2016, primarily due to improved market conditions.

◾	Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2017 were $11.8 million and $44.4 million respectively, compared to $11.7 million and $44.3 million for the nine months ended September 30, 2016. The $0.1 million increase in voyage expenses was mainly due to the higher bunker prices prevailing in the first nine months of 2017 compared to the same period of 2016. The $0.1 million increase in vessels’ operating expenses was mainly due to higher utilization of several vessels that faced a lot of idle time during the same period of last year, thus leading to increased maintenance costs.

◾	Drydocking Costs for the nine months ended September 30, 2017 and 2016 were $2.5 million and $3.2 million, respectively, representing the costs of 5 and 9 vessels drydocked in the corresponding periods.

◾	Depreciation for the nine months ended September 30, 2017, was $29.3 million, a $0.1 million increase from $29.2 million for the same period of last year.

◾	Included in the first nine months of 2017 results were net losses from interest rate derivative instruments of $0.3 million. Interest paid on interest rate swap arrangements amounted to $0.3 million.

◾	The Company recorded an impairment loss of $6.5 million in the first nine months of 2017 for seven of its oldest vessels, four of which had been classified as held for sale, as of the end of the related period.

◾	As a result of the above, the Company reported a net loss for the nine months ended September 30, 2017 of $2.0 million, compared to a net loss of $3.4 million for the nine months ended September 30, 2016. The weighted average number of shares outstanding for the nine months ended September 30, 2017 was 39.8 million. Loss per share for the nine months ended September 30, 2017 amounted to $0.05 compared to loss per share of $0.09 for the same period of last year.

◾	Adjusted net income was $4.7 million, or $0.12 per share, for the nine months ended September 30, 2017 compared to adjusted net loss of $3.8 million, or $0.09 per share, for the same period of last year.

◾	EBITDA for the nine months ended September 30, 2017 amounted to $39.6 million. Reconciliations of Adjusted Net (Loss)/Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below. An average of 53.1 vessels were owned by the Company during the nine months ended September 30, 2017, compared to 53.3 vessels for the same period of 2016.

◾	As of September 30, 2017, cash and cash equivalents amounted to $41.3 million and total debt amounted to $398.2 million. During the nine months ended September 30, 2017 debt repayments amounted to $32.4 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A three year time charter for its 1997 built LPG carrier, the Gas Galaxy, with an international petrochemical company until January 2021.

•	A two year time charter extension for its 2008 built LPG carrier, the Gas Defiance, with national oil company until January 2020.

•	A fourteen months’ time charter extension for its 2007 built LPG carrier, the Gas Flawless, with an international LPG trader until March 2019.

•	A one year time charter for its 2007 built LPG carrier, the Gas Haralambos, with an international LPG trader until September 2018.

•	A one year time charter extension for its 2011 built LPG carrier, the Gas Myth, with an Oil Major until December 2018.

•	A one year time charter extension for its 2012 built LPG carrier, the Gas Husky, with a shipping company until January 2019.

•	A one year time charter extension for its 2008 built LPG carrier, the Gas Shuriken, with a national oil company until November 2018.

•	A one year time charter extension for its 1995 built LPG carrier, the Gas Texiana, with an international trading house until December 2018.

•	A one year time charter extension for its 2006 built LPG carrier, the Gas Ethereal, with an international trading house until December 2018.

•	A one year time charter extension for its 2016 built LPG carrier, the Eco Dominator, with a national LPG importer until January 2019.

•	A six months’ time charter for its 1998 built LPG carrier, the Gas Legacy, with an Oil Major until April 2018.

•	A three months’ time charter for its 2006 built LPG carrier, the Gas Enchanted, with an international petrochemical trader until January 2018.

•	A three months’ time charter for its 2006 built LPG carrier, the Gas Sikousis, with an international trading house until March 2018.

•	A three months’ time charter for its 2017 built LPG carrier, the Eco Frost, with an international LPG trader until January 2018.

•	A two months’ time charter for its 2014 built LPG carrier, the Eco Corsair, with an international LPG trader until February 2018.

•	A one months’ time charter for its 2015 built LPG carrier, the Eco Lucidity, with an international petrochemical trader until November 2017.

With these charters, the Company has contracted revenues of approximately $176 million. Total anticipated voyage days of our fleet are 89% covered for the remainder of 2017 and 63% covered for 2018.

Board Chairman Michael Jolliffe Commented

In the third quarter of 2017, our market continued the positive momentum noticeable since the beginning of the year. As a result, we witnessed a further strengthening of the freight rates, a strong demand in spite of the weak seasonal period and managed to decrease our idle days by 63% compared to the same period of last year.

Our revenues were 12% higher than the third quarter of 2016, but our profitability, excluding non-cash items was somewhat impacted by a slight increase of our operating cost base. This increase was mostly attributed to a rise in maintenance costs due to the higher utilization of many older vessels that previously faced a lot of idle days.

We proceeded with the sale of two more of our older vessels at a 78% and 220% premiums over scrap value respectively. These sales took place in order to further boost our liquidity and ease our operating cost base. We still maintain strong earnings visibility and have a strong fleet coverage of 63% for 2018.

As our market fundamentals are improving and look promising for the future, we hope to further improve upon our performance – increase our revenues, strengthen our profitability and continue to contain our costs.

Conference Call details:

On November 22, 2017 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

1877 280 1254 (US Toll Free Dial In) or 0800 279 5004 (UK Toll Free Dial In).

Access Code: 5902173.

In case of any problems with the above numbers, please dial +1646 254 3388 (US Toll Dial In), +44(0)20 3427 1916 (Standard International Dial In).

Access Code: 5902173.

A telephonic replay of the conference call will be available until November 29, 2017 by dialing +1 719-457-0820 (US Local Dial In), +44 (0) 207 984 7568 (UK Local Dial In).

Access Code: 5902173.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 52 vessels. The fleet comprises of 48 LPG carriers, including two chartered in LPG vessels, with a total capacity of 258,071 cubic meters (cbm) and three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 3 LPG carriers with expected deliveries in 2018. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 51 operating LPG carriers with a total capacity of 324,071 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the third quarters and nine month periods ended September 30, 2016 and September 30, 2017.

FLEET DATA	Q3 2016	Q3 2017	9M 2016	9M 2017
Average number of vessels (1)	54.0	52.9	53.3	53.1
Period end number of owned vessels in fleet	54	52	54	52
Total calendar days for fleet (2)	5,152	5,052	15,152	15,047
Total voyage days for fleet (3)	5,093	4,984	14,921	14,895
Fleet utilization (4)	98.9%	98.7%	98.5%	99.0%
Total charter days for fleet (5)	3,877	4,223	11,524	12,541
Total spot market days for fleet (6)	1,216	761	3,397	2,354
Fleet operational utilization (7)	88.1%	95.4%	90.1%	95.9%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net (Loss)/Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net (loss)/income represents net loss before loss on derivatives excluding net swap interest paid, share based compensation, impairment loss and (loss)/gain on sale of vessels. EBITDA represents net loss before interest and finance costs including net swap interest paid, interest income and other income/(expenses) and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding net swap interest paid, impairment loss and (loss)/gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net (loss)/income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2016	2017	2016	2017
Net loss – Adjusted Net (Loss)/Income
Net loss	(2,501,403)	(2,261,375)	(3,415,594)	(1,966,542)
Loss on derivatives	191,756	77,231	611,047	305,611
Less swap interest paid	(197,493)	(84,433)	(934,543)	(329,393)
Loss/(gain) on sale of vessels, net	—	72,793	(293,791)	72,793
Impairment loss	—	3,235,383	—	6,461,273
Share based compensation	91,723	36,699	273,175	108,901
Adjusted Net (Loss)/Income	(2,415,417)	1,076,298	(3,759,706)	4,652,643

Net loss – EBITDA
Net loss	(2,501,403)	(2,261,375)	(3,415,594)	(1,966,542)
Plus interest and finance costs incl. net swap interest paid	3,884,129	4,504,397	11,471,684	12,504,531
Less interest income and other income/(expenses)	(104,973)	(84,654)	(377,702)	(234,679)
Plus depreciation	9,881,182	9,812,055	29,215,256	29,259,875
EBITDA	11,158,935	11,970,423	36,893,644	39,563,185

Net loss – Adjusted EBITDA
Net loss	(2,501,403)	(2,261,375)	(3,415,594)	(1,966,542)
Loss on derivatives	191,756	77,231	611,047	305,611
Loss/(gain) on sale of vessels, net	—	72,793	(293,791)	72,793
Impairment loss	—	3,235,383	—	6,461,273
Share based compensation	91,723	36,699	273,175	108,901
Plus interest and finance costs	3,686,636	4,419,964	10,537,141	12,175,138
Less interest income and other income/(expenses)	(104,973)	(84,654)	(377,702)	(234,679)
Plus depreciation	9,881,182	9,812,055	29,215,256	29,259,875
Adjusted EBITDA	11,244,921	15,308,096	36,549,532	46,182,370

EPS – Adjusted EPS
Net loss	(2,501,403)	(2,261,375)	(3,415,594)	(1,966,542)
Adjusted net (loss)/income	(2,415,417)	1,076,298	(3,759,706)	4,652,643
Weighted average number of shares	39,745,207	39,802,885	39,841,876	39,802,885
EPS – Basic and Diluted	(0.06)	(0.06)	(0.09)	(0.05)
Adjusted EPS	(0.06)	0.03	(0.09)	0.12

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2016	2017	2016	2017
Revenues
Revenues	32,758,041	38,546,367	100,085,662	113,910,188
Revenues – related party	1,681,934	—	6,573,275	1,973,643

Total revenues	34,439,975	38,546,367	106,658,937	115,883,831

Expenses
Voyage expenses	3,621,030	3,217,318	10,368,166	10,359,281
Voyage expenses – related party	425,127	476,045	1,315,115	1,437,700
Charter hire expenses	1,030,723	880,840	3,086,445	2,637,782
Vessels’ operating expenses	13,848,412	15,077,768	41,565,292	43,615,062
Vessels’ operating expenses – related party	709,955	31,288	2,753,919	783,692
Drydocking costs	995,754	614,676	3,168,229	2,539,789
Management fees – related party	1,879,435	1,814,325	5,495,030	5,468,410
General and administrative expenses	750,723	870,807	2,295,616	2,232,610
Depreciation	9,881,182	9,812,055	29,215,256	29,259,875
Impairment loss	—	3,235,383	—	6,461,273
Net loss/(gain) on sale of vessels	—	72,793	(293,791)	72,793
Other operating costs	—	237,873	—	783,863

Total expenses	33,142,341	36,341,171	98,969,277	105,652,130

Income from operations	1,297,634	2,205,196	7,689,660	10,231,701

Other (expenses)/income
Interest and finance costs	(3,686,636)	(4,419,964)	(10,537,141)	(12,175,138)
Loss on derivatives	(191,756)	(77,231)	(611,047)	(305,611)
Interest income and other income/(expenses)	104,973	84,654	377,702	234,679
Foreign exchange (loss)/gain	(25,618)	(54,030)	(334,768)	47,827

Other expenses, net	(3,799,037)	(4,466,571)	(11,105,254)	(12,198,243)

Net loss	(2,501,403)	(2,261,375)	(3,415,594)	(1,966,542)

Loss per share
- Basic and diluted	(0.06)	(0.06)	(0.09)	(0.05)

Weighted average number of shares
- Basic and diluted	39,745,207	39,802,885	39,841,876	39,802,885

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2016	2017
Assets
Current assets
Cash and cash equivalents	64,993,923	41,297,542
Receivables from related party	115,599	—
Trade and other receivables	3,918,031	4,109,430
Claims receivable	—	54,466
Inventories	2,809,123	2,988,909
Advances and prepayments	1,278,357	1,260,247
Restricted cash	3,363,012	10,074,983
Vessels held for sale	—	6,090,871

Total current assets	76,478,045	65,876,448

Non-current assets
Advances for vessels under construction	55,785,801	55,888,978
Vessels, net	863,699,739	871,723,698
Other receivables	—	254,780
Restricted cash	5,174,710	6,770,191
Deferred finance charges	540,414	851,760
Fair value of derivatives	263,635	274,370

Total non-current assets	925,464,299	935,763,777

Total assets	1,001,942,344	1,001,640,225

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,890,933	8,412,014
Trade accounts payable	8,728,267	9,854,026
Accrued and other liabilities	5,299,479	5,652,406
Customer deposits	—	1,820,700
Deferred income	4,621,438	4,236,114
Deferred income – related party	232,774	—
Current portion of long-term debt	54,593,715	79,856,983

Total current liabilities	81,366,606	109,832,243

Non-current liabilities
Fair value of derivatives	364,823	289,330
Customer deposits	2,556,700	736,000
Deferred gain on sale and leaseback of vessels	385,127	239,248
Deferred income	1,910	18,520
Long-term debt	343,291,874	318,344,775

Total non-current liabilities	346,600,434	319,627,873

Total liabilities	427,967,040	429,460,116

Commitments and contingencies

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,342,523	501,451,424
Retained earnings	94,688,024	92,721,482
Accumulated other comprehensive income	25,435	87,881

Total stockholders’ equity	573,975,304	572,180,109

Total liabilities and stockholders’ equity	1,001,942,344	1,001,640,225

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2016	2017
Cash flows from operating activities
Net loss for the period	(3,415,594)	(1,966,542)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	29,215,256	29,259,875
Amortization of deferred finance charges	544,446	510,071
Amortization of deferred gain on sale and leaseback of vessels	(146,414)	(145,879)
Share based compensation	273,175	108,901
Change in fair value of derivatives	(323,496)	(23,782)
Impairment loss	—	6,461,273
(Gain)/loss on sale of vessels	(293,791)	72,793
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	968,842	(446,179)
Claims receivable	(610,041)	(235,706)
Inventories	(163,186)	(293,407)
Advances and prepayments	17,744	18,110
Increase/(decrease) in
Balances with related parties	(896,534)	636,680
Trade accounts payable	1,174,547	1,107,032
Accrued and other liabilities	(298,323)	224,177
Deferred income	(833,013)	(601,488)

Net cash provided by operating activities	25,213,618	34,685,929

Cash flows from investing activities
Insurance proceeds	285,835	181,240
Vessels’ acquisitions and advances for vessels under construction	(50,196,281)	(55,386,807)
Proceeds from sale of vessels, net	1,114,400	5,635,957

Net cash used in investing activities	(48,796,046)	(49,569,610)

Cash flows from financing activities
Stock repurchase	(2,070,306)	—
Deferred finance charges	(712,614)	(646,506)
Loan repayments	(43,374,521)	(32,358,742)
Proceeds from long-term debt	31,200,000	32,500,000

Net cash used in financing activities	(14,957,441)	(505,248)

Net decrease in cash, cash equivalents and restricted cash	(38,539,869)	(15,388,929)
Cash, cash equivalents and restricted cash at beginning of year	100,062,957	73,531,645

Cash, cash equivalents and restricted cash at end of period	61,523,088	58,142,716

Cash breakdown
Cash and cash equivalents	60,715,180	41,297,542
Restricted cash, current	14,234,673	10,074,983
Restricted cash, non-current	5,175,878	6,770,191

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	80,125,731	58,142,716